UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report dated March 1, 2005

DESCRIPTION:

QUEENSTAKE RESOURCES LTD. FILED A PRELIMINARY SHORT FORM PROSPECTUS QUALIFYING A PUBLIC OFFERING SHARES AND CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 7, 2005

By

                             “Dorian (Dusty) Nicol” (signed)

                                        (Signature)

Dorian (Dusty) Nicol, Executive Vice President

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.

Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.

Date of Material Change

March 1, 2005

3.

News Release

The date and place(s) of issuance of the news release are as follows:

March 1, 2005

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

Queenstake Resources Ltd (the “Company”) filed a preliminary short form prospectus qualifying a public offering shares and convertible unsecured subordinated debentures.

5.

Full Description of Material Change

On March 1, 2005, the Company filed a preliminary short form prospectus dated February 25, 2005 to qualify the distribution of a minimum of Cdn$l5 million and a maximum of Cdn$20 million of common shares (“Shares”) and/or convertible unsecured subordinated debentures (the “Debentures”) (collectively, the “Securities”) of the Company (the “Offering”).  The purchase price of the Shares and the conversion price and interest rate of the Debentures are still to be determined.  The Offering remains subject to regulatory approval and is expected to close on or about March 23, 2005, but, in any event, not later than March 31, 2005.

The Offering will be completed on a best efforts basis through Sprott Securities Inc. and First Associates Investments Inc., as co-lead agents (the “Agents”).  The Agents are not obligated to purchase any Securities under the Offering.  The Company has granted to the Agents an option exercisable, in whole or in part, until 48 hours prior to closing of the Offering, to offer and sell up to an additional Cdn$10 million of additional Securities in such combination of Shares  and/or Debentures as elected by the Agents.  The Company will pay the Agents’ a Fee equal to 5% of the gross proceeds of the Offering of Shares and Debentures, including those sold pursuant to the Agents’ option.

The Securities are being offered separately, but will be issued and sold only on the basis that the minimum offering of Cdn$15 million of Securities are sold under the Offering.  In the event that any Debentures are to be sold under the Offering, a minimum of Cdn$5 million principal amount of Debentures must be sold, with the balance to constitute any combination of Shares and/or Debentures.

The net proceeds of the Offering will be used to fund the Company’s planned capital expenditures and general working capital for its Jerritt Canyon mine operations. Any additional net proceeds will be used for Jerritt Canyon district exploration and general corporate working capital.

The Debentures will be created and issued under a trust indenture (the “Indenture”) to be dated as of the date of closing between the Company and CIBC Mellon Trust Company.  The following is a summary of the terms of the Debentures.

Maturity.  The Debentures will mature five years and one day after the closing of the Offering.  The Company may elect to satisfy its obligations to pay the outstanding principal amount of the Debentures on the date of maturity by issuing to the Debentureholder common shares in the capital of the Company.

Interest.  Interest will be paid semi-annually on June 30 and December 31 of each year in arrears commencing on December 31, 2005 and ending on the date the Debenture matures or is converted, redeemed or otherwise cancelled.  The interest rate will be determined prior to filing the final prospectus.

Redemption.  The Debentures may not be redeemed prior to two years from the closing of the Offering (the “No-Call Date”). On and after the No-Call Date and prior to maturity, the Debentures may be redeemed by the Company, in whole at any time or in part from time to time, on not more than 60 days’ and not less than 30 days’ prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, provided that the weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given is at least 125% of the conversion price. Notwithstanding the foregoing, subsequent to the No-Call Date and prior to maturity, the Debentures may also be redeemed in whole or in part at the option of the Company, on not more than 60 days and not less than 30 days prior notice, at a price equal to 110% of the principal amount of the Debentures, plus accrued and unpaid interest to the date of redemption.

Conversion.  The Debentures are convertible at the option of the holders at any time prior to the close of business on the earlier of the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption.  The conversion price will be adjusted for certain dilutive events and other changes to the capital of the Company.  The conversion price will be determined prior to filing the final prospectus.

Change of Control.  If there is a change of control, (defined as the acquisition of voting control or direction over at least 50.1% of the aggregate voting rights attached to the Common Shares, or a change to the board of directors of the Company where the majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors) the Company will be required to make an offer to purchase the Debentures at a price equal to 101% of the principal amount, plus any accrued put unpaid interest thereon up to but excluding the date of completion for the offer.

Purchase by the Company.  The Company has the right at any time to purchase the Debentures by tender or private contract, subject to regulatory requirements.

Cancellation.  All Debentures converted, redeemed, repurchased or purchased as aforesaid will be immediately cancelled and may not be reissued or resold.

Subordination and Limitations on Indebtedness.  The payment of principal and interest is subordinate to the payment in full of any senior indebtedness (as defined in the Prospectus and Indenture), whether outstanding on the date of the Indenture or incurred thereafter, is pari passu with all other senior unsecured debt and senior to indebtedness which by its terms is subordinate to the Debentures.  The Debentures and Indenture will limit, to some extent, the ability of the Company to incur additional indebtedness unless the additional indebtedness is subordinate to the Debentures.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Dorian (Dusty) Nicol, Executive Vice President
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557

9.

Date of Report

March 3, 2005